Exhibit (a)(2)(A)
June 14, 2018
Dear Stockholder,
MacKenzie Capital Management, LP and certain of its affiliates has commenced an unsolicited offer (the “McKenzie Offer”) to purchase up to 1,000,000 shares of common stock of Lightstone Value Plus Real Estate Investment Trust, Inc (the “Company”) at a price equal to $6.55 per share in cash. The expiration date of the McKenzie Offer is June 25, 2018, unless extended. Please note that McKenzie is not affiliated with Lightstone Value Plus Real Estate Investment Trust, Inc. or its advisor.
In response to the McKenzie Offer, to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of Shares and acquire them from stockholders at prices substantially below their current estimated per-share net asset value (“Estimated Per-Share NAV”), the Company is commencing a tender offer (the “Company Offer”) for up to 1,000,000 shares at a price of  $7.00 per share. The expiration date of the Company Offer is July 13, 2018, unless extended. The Company Offer is at a higher price than the McKenzie Offer.
Pursuant to the MacKenzie Offer, any dividends paid on shares tendered to MacKenzie after the June 25, 2018 expiration date would, by the terms of the MacKenzie Offer, be assigned by tendering Shareholders to MacKenzie. Accordingly, if you tender your shares, you will not be entitled to receive any of the approximately $0.17 per Share in distributions with respect to the three-month period ending June 30, 2018 that will be paid in cash on or about July 15, 2018 to Shareholders of record as of June 30, 2018. Because the Company Offer does not expire until after the record date for this distribution, you will still be entitled to receive this distribution even if you tender your shares in the Company Offer.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the McKenzie Offer, the price in both offers is significantly less than the Estimated Per-Share NAV of  $11.69 as of September 30, 2017, as approved by the Company’s board of directors. The price of the McKenzie Offer is 44% less than Estimated Per-Share NAV, and the price of the Company Offer is 40% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated December 13, 2017 filed with the SEC.
Although the Company Offer is superior to the McKenzie Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Company Offer or the lower McKenzie Offer.
If you do not wish to tender shares in the Company Offer or the McKenzie Offer, simply do not respond.
The Board notes that each stockholder must evaluate whether to tender his or her shares only after a review of the McKenzie Offer and the Offer and the various factors discussed or noted in the Offer to Purchase. In doing so, the Company encourages you to read carefully the Offer to Purchase, the Letter of Transmittal and other materials relating to the Company Offer and enclosed herewith. These materials also contain information as to how to properly tender your shares in the Company Offer.

Unless extended or withdrawn, the Company Offer will expire at 11:59 p.m., Eastern Time on July 13, 2018. Upon expiration, payment for the shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company’s Investor Relations department by calling (888) 808-7348. The Company will promptly furnish to stockholders additional copies of the materials at its own expense.
We appreciate your trust in the Company and the Board and thank you for your continued support.
Sincerely,
David Lichtenstein
Chief Executive Officer